SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 4)*

                            PARKWAY PROPERTIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    70159Q104
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 10, 2004
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

 --------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  70159Q104              Schedule 13D               Page 2 of 13 Pages

-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                        / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.49% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: OO

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 3 of 13 Pages

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Rothschild Realty Investors III L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                     / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                        / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.49% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: OO

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 4 of 13 Pages

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: 18,134 (See Item 5)

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: 18,134 (See Item 5)

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  1,787,191 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.61% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: IN

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 5 of 13 Pages

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                        / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.49% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: IN

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 6 of 13 Pages

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.49% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: IN

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 7 of 13 Pages

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Paul H. Jenssen
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON: 1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                        / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.49% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: IN

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 8 of 13 Pages

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON:
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: WC

-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

-------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,769,057 (See Item 5)

OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,769,057 (See Item 5)

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON: 1,769,057 (See Item 5)
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11): 13.49% (See Item 5)
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **: IN

-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 9 of 13 Pages


     This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13D filed by Five Arrows Realty Securities III L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors III L.L.C., ("Rothschild"), a Delaware limited liability company and the sole managing member of Five Arrows on June 29, 2001, and as amended by Amendment No. 1 on July 3, 2001, Amendment No. 2 on November 20, 2003 (pursuant to which Matthew W. Kaplan, D. Pike Aloian, James E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk, managers of Rothschild, were added as reporting persons), and Amendment No. 3 on March 26, 2004 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share, of Parkway Properties, Inc., a Maryland real estate investment trust (the "Issuer"), whose principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39225-4647. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. For purposes of this Schedule 13D, Five Arrows, Rothschild and Messrs. Kaplan, Aloian, Quigley, Jenssen and McGurk are collectively referred to herein as the "Reporting Persons."

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

     (a) As of the close of the business day on November 12, 2004, (i) Five Arrows Realty Securities III L.L.C. ("Five Arrows") may be deemed to beneficially own 1,769,057 shares of Common Stock, par value $.001, of the Issuer (the "Common Stock"), (x) consisting of (a) 1,603,499 shares of Common Stock (which amount is subject to adjustment from time to time) issuable upon the exercise of 1,603,499 shares of Series B Cumulative Convertible Preferred Stock of the Issuer held by Five Arrows, (b) 75,000 shares of Common Stock purchasable at any time or from time to time upon the exercise of a seven-year warrant held by Five Arrows, and (c) 90,558 shares of Common Stock held by Five Arrows and (y) representing approximately 13.49% of the outstanding shares of Common Stock (based upon 11,433,779 shares of Common Stock stated to be outstanding as of November 1, 2004, as reported by the Issuer in its report on Form 10-Q for its quarter ended September 30, 2004, filed with the Securities and Exchange Commission on November 2, 2004 (the "Outstanding Share Information"), and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (x) above); (ii) Rothschild Realty Investors III L.L.C., ("Rothschild"), which is the sole managing member of Five Arrows, may be deemed to beneficially own 1,769,057 shares of Common Stock, (x) consisting of the shares of Common Stock referred to in clause (i)(x) above, and
(y) representing approximately 13.49% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (i)
(x) above); (iii) each of D. Pike Aloian, James E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk, who are managers of Rothschild, may be deemed to beneficially own 1,769,057 shares of Common Stock, (x) consisting of the shares of Common Stock referred to in clause (i)(x) above, and (y) representing approximately 13.49% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (i) (x) above); and
(iv) Matthew W. Kaplan, who is a manager of Rothschild and a director of the Issuer, may be deemed to beneficially own 1,787,191 shares of Common Stock, (x) consisting of (1) the shares of Common Stock referred to in clause (i)(x) above,
(2) 1,334 shares of Common Stock held by him, (3) 16,300 shares of Common Stock issuable upon the exercise of options granted to him by the Issuer, and (4) 500 shares of Common Stock granted to him by the Issuer as an annual retainer share award pursuant to the Issuer's 2001 Non-Employee Directors Equity Compensation Plan, and (y) representing approximately 13.61% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities, warrants, and options referred to or described in clause (x) above).

          (b) Five Arrows, Rothschild, Matthew W. Kaplan, D. Pike Aloian, James
E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk may be deemed to have shared power to vote, and shared power to direct the disposition of, 1,769,057 shares of Common Stock. In addition, Matthew W. Kaplan may be deemed to have the sole power to vote, and the sole power to direct the disposition of, an additional 18,134 shares of Common Stock.

CUSIP No.  70159Q104              Schedule 13D               Page 10 of 13 Pages

     (c) The following table sets forth all transactions with respect to shares of Common Stock effected by the Reporting Persons since the most recent filing of a statement on Schedule 13D, or amendment thereto, by the Reporting Persons, with respect to shares of Common Stock. The table excludes commissions paid. All of the percentages set forth below are based on the Outstanding Share Information and assume the conversion or exercise of the convertible securities and warrants held by the selling person reported in Item 5(a) above.

     On March 26, 2004, Five Arrows, in open market sales, sold 1,000 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.0000 for a total of $47,000.00.

     On March 29, 2004, Five Arrows, in open market sales, sold 6,100 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.0000 for a total of $286,700.00.

     On September 2, 2004, Five Arrows, in open market sales, sold 400 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.7000 for a total of $19,080.00.

     On September 3, 2004, Five Arrows, in open market sales, sold 7,100 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.7201 for a total of $338,812.71.

     On September 7, 2004, Five Arrows, in open market sales, sold 20,400 shares of Common Stock (representing >.1% of the shares of Common Stock outstanding) at an average per share price of $48.1023 for a total of $981,286.92.

     On September 8, 2004, Five Arrows, in open market sales, sold 5,300 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.9677 for a total of $254,228.81.

     On September 9, 2004, Five Arrows, in open market sales, sold 3,700 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $47.8608 for a total of $177,084.96.

     On November 4, 2004, Five Arrows, in open market sales, sold 64,500 shares of Common Stock (representing >.4% of the shares of Common Stock outstanding) at an average per share price of $51.2383 for a total of $3,304,870.35.

     On November 8, 2004, Five Arrows, in open market sales, sold 1,400 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $50.7028 for a total of $70,983.92.

     On November 9, 2004, Five Arrows, in open market sales, sold 300 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $50.5100 for a total of $15,153.00.

     On November 10, 2004, Five Arrows, in open market sales, sold 26,400 shares of Common Stock (representing >.2% of the shares of Common Stock outstanding) at an average per share price of $50.4620 for a total of $1,332,196.80.

     On November 11, 2004, Five Arrows, in open market sales, sold 10,400 shares of Common Stock (representing <.1% of the shares of Common Stock outstanding) at an average per share price of $50.4957 for a total of $525,155.28.

     On November 12, 2004, Five Arrows, in open market sales, sold 51,800 shares of Common Stock (representing >.3% of the shares of Common Stock outstanding) at an average per share price of $50.6129 for a total of $2,621,748.22.

CUSIP No.  70159Q104              Schedule 13D               Page 11 of 13 Pages


ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                   Description

(1) Joint Acquisition Statement, as required by Rule 13d 1(k)(1) of the Securities Act of 1934

CUSIP No.  70159Q104              Schedule 13D               Page 12 of 13 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2004


                                    FIVE ARROWS REALTY SECURITIES III L.L.C.

                                    By:  /s/ JAMES E. QUIGLEY 3RD
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS III L.L.C.

                                    By:  /s/ JOHN D. MCGURK
                                         ------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN


                                    /s/ Matthew W. Kaplan
                                    ---------------------


                                    D. PIKE ALOIAN


                                    /s/ D. Pike Aloian
                                    ------------------


                                    JAMES E. QUIGLEY 3RD


                                    /s/ James E. Quigley 3rd
                                    ------------------------


                                    PAUL H. JENSSEN


                                    /s/ Paul H. Jenssen
                                    -------------------


                                    JOHN D. MCGURK


                                    /s/ John D. McGurk
                                    ------------------

CUSIP No.  70159Q104              Schedule 13D              Page 13 of 13 Pages


EXHIBIT (1)

                             JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-1(k)(1)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


         Dated:  November 15, 2004

                                    FIVE ARROWS REALTY SECURITIES III L.L.C.

                                    By:  /s/ JAMES E. QUIGLEY 3RD
                                         ------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS III L.L.C.

                                    By:  /s/ JOHN D. MCGURK
                                         ------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN


                                    /s/ Matthew W. Kaplan
                                    ---------------------


                                    D. PIKE ALOIAN


                                    /s/ D. Pike Aloian
                                    ------------------


                                    JAMES E. QUIGLEY 3RD


                                    /s/ James E. Quigley 3rd
                                    ------------------------


                                    PAUL H. JENSSEN


                                    /s/ Paul H. Jenssen
                                    -------------------


                                    JOHN D. MCGURK


                                    /s/ John D. McGurk
                                    ------------------